EXHIBIT 3(a)

Peoples Energy Corporation

Consider Recommendation of the
Compensation-Nominating Committee
Concerning Amendment to the By-Laws

Mr. Livingston, Chairman of the Compensation-Nominating Committee, stated that the Compensation-Nominating Committee recommends to this Board that the By-Laws of the Company be amended to provide for a reduction in the number of members constituting the Board of Directors effective as of the close of business on February 22, 2001.

The directors then discussed the need for and the benefits which would be derived from reducing the number of directors to nine members.

After discussion, on motion duly made and seconded, the following resolution was unanimously adopted:

RESOLVED, That, effective as of the close of business on February 22, 2001, Section 3.1 of Article III of the By-Laws of the Company be, and it hereby is, amended by reducing the number of members constituting the Board of Directors from ten to nine.